SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F   X

            Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No   X

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INDEX

Document	Page Number

Press Release dated August 29, 2005	3

Signature Page	5

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For Information:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

ATI Fourth Quarter Financial Update

MARKHAM, Ontario – August 29, 2005 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today provided an update on expectations for its fourth quarter of fiscal 2005. ATI now expects revenues for the fourth quarter to be in the range of $465 – $480 million(1), compared to the expected range of $550 – $580 million provided on June 23, 2005. Gross margin percentage for the quarter is expected to be in the single digit range, which includes an inventory writedown that is expected to be approximately $60 – $70 million. Operating expenses, excluding the costs associated with stock-based compensation, are expected to be in the range of $143 – $148 million, which is in line with guidance.

ATI’s desktop product line missed both in units and average selling prices for the retail and add-in-board (or System Integrator) channels. All other product lines are expected to be in line with company expectations for both revenue and gross margin.

“This has clearly been a challenging and disappointing quarter for ATI and we are committed to resolving our operational issues,” said David Orton, President and Chief Executive Officer of ATI Technologies. “Despite our short term difficulties, we are optimistic about the future. We continue to gain traction in our integrated and consumer businesses. We are also confident that our upcoming desktop product launch will allow us to reclaim top-to-bottom technology leadership in discrete graphics.”

The company will hold a conference call today at 5:00 pm EDT to discuss the fourth quarter financial update. ATI will report its fiscal 2005 fourth quarter financial and operating results on October 6, 2005. The company will provide additional information, including a more detailed quarterly review and outlook, during its regularly scheduled conference call on that date.

…2

1     All dollar amounts are in U.S. dollars unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

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ATI Fourth Quarter Financial Update

Conference Call Information

ATI Technologies Inc. will host a conference call today at 5:00 pm (EDT). To participate in the conference call, please dial 416-340-2216 ten minutes before the scheduled start of the call. No password is required. Replays of the conference call will be available through September 5, 2005 by calling 416-695-5800. The passcode is 3161717.

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This news release contains forward-looking statements about ATI’s objectives, strategies, financial condition and results. These “forward-looking” statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2004 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:
Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:
Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 3670 or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: August 29, 2005	By:	/s/ Patrick Crowley Name: Patrick Crowley Title: Senior Vice-President, Finance and Chief Financial Officer

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